# PROFIT PARTICIPATION AGREEMENT

This Profit Participation Agreement ("Agreement") is made and entered into as of [EFFECTIVE DATE] (the "Effective Date"), by and between AMERICAN FREAK LIBATIONS, LLC d/b/a CARNIVAL DOGS BREWING CO., a Florida limited liability company ("Company"), and [ENTITY NAME]_______________ ("Investor").

RECITALS

WHEREAS, the Company operates a craft brewery business and related hospitality operations (the "Business");

WHEREAS, Investor desires to invest capital into the Company pursuant to the terms set forth herein;

WHEREAS, the Company desires to grant Investor a contractual right to participate in certain distributable Net Profits of the Business, subject to the terms, limitations, and conditions contained in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements contained herein, the parties agree as follows:

1. **DEFINITIONS**

1.1 "Business" means the craft brewery, taproom, hospitality, merchandise, distribution, licensing, and related operations conducted by the Company.

1.2 "Change of Control" means any transaction or series of related transactions involving the sale of substantially all Company assets, a merger, consolidation, or reorganization of the Company, the transfer of a majority ownership interest in the Company, or any other transaction following which the owners of the Company immediately before such transaction own less than fifty percent (50%) of the surviving or acquiring entity.

1.3 "Distributable Net Profit" means the Company's Net Profit for the applicable quarter, calculated in accordance with Section 1.6, less only the following permitted deductions, in each case to the extent paid or reasonably reserved for the applicable quarter: (a) operating reserves not

exceeding ten percent (10%) of Net Profit per quarter, maintained for working capital and emergency needs; (b) mandatory debt service payments, including principal and interest on outstanding indebtedness; (c) required tax payments and reasonable tax reserves; (d) capital expenditure reserves not exceeding five percent (5%) of Net Profit per quarter, maintained for the maintenance and replacement of equipment; and (e) reserves or amounts required by applicable law or by any applicable regulatory authority. No other deductions, reserves, reinvestments, retained capital, or other amounts may be taken in calculating Distributable Net Profit.

1.4 “Investment Amount” means $[AMOUNT]__________ invested by Investor pursuant to this Agreement.

1.5 “Maximum Repayment Amount” means an aggregate amount equal to two times (2.0x) the Investment Amount.

1.6 “Net Profit” means the Company’s net profit determined in accordance with generally accepted accounting principles, consistently applied by the Company in the ordinary course of business.

For purposes of calculating Net Profit, the Company may deduct ordinary, necessary, strategic, and operational business expenses. Such expenses may include payroll and employee wages; owner and management compensation; payroll and other employment taxes; federal, state, and local taxes; rent and utilities; insurance premiums; licensing and permit fees; equipment financing, debt service, inventory, raw materials, production, packaging, and shipping costs; legal, accounting, bookkeeping, marketing, advertising, software, and technology expenses; repairs and maintenance; capital expenditures; facility build-out and expansion expenses; staffing and training expenses; distributor and vendor fees; retained earnings; operating, working capital, and emergency reserves; and any other ordinary and necessary business expense incurred in connection with the operation, growth, protection, or expansion of the Business.

The Company’s discretion to establish reserves, reinvestments, or retained operational capital in calculating Distributable Net Profit is limited to the specific categories and percentage caps set forth in Section 1.3, and no additional reserve, reinvestment, retained capital, or similar deduction may be taken.

1.7 “Participation Percentage” means fifty percent (50%) of Distributable Net Profit, allocated collectively among all investors holding participation rights under this Agreement or substantially similar agreements. Each such investor shall receive a pro rata share of that collective amount based on the relative amount of such investor’s investment.

## 2. PROFIT PARTICIPATION RIGHTS

2.1 Grant of Participation Rights

In consideration of the Investment Amount paid by Investor, the Company grants Investor a contractual right to receive Investor’s pro rata share of the Participation Percentage of the Business’s Distributable Net Profit, calculated based on Investor’s Investment Amount relative to

the investment amounts of all investors participating under this Agreement or substantially similar agreements.

2.2 Quarterly Distributions

At the conclusion of each calendar quarter, the Company shall calculate Distributable Net Profit for that quarter.

Within thirty (30) days following the end of each calendar quarter, the Company shall distribute fifty percent (50%) of Distributable Net Profit to participating investors, with Investor receiving Investor’s pro rata share of that amount, provided sufficient distributable cash flow exists, the Company maintains reasonable operational reserves, and the payment would not materially impair Company operations, solvency, growth initiatives, debt obligations, or working capital needs.

No distribution is guaranteed, and all distributions are entirely dependent upon Company profitability, operational performance, and available distributable cash flow.

2.3 Maximum Repayment Cap

Investor’s right to receive distributions under this Agreement shall automatically terminate once Investor has received aggregate payments equal to the Maximum Repayment Amount. Upon such termination, the Company shall have no further payment obligations to Investor under this Agreement, and Investor shall retain no continuing rights arising from this Agreement.

2.4 Voluntary Accelerated Payments

The Company may, in its sole discretion, voluntarily accelerate payments or prepay any portion of Investor’s remaining Maximum Repayment Amount at any time without penalty. Any accelerated payment shall count toward Investor’s Maximum Repayment Amount, and the Company shall have no obligation to make accelerated payments in any future period.

2.5 Company Redemption Option

At any time, the Company may redeem and terminate this Agreement by paying Investor the remaining balance necessary to satisfy the Maximum Repayment Amount, less all payments previously made under this Agreement.

## 3. NO OWNERSHIP RIGHTS

Investor acknowledges and agrees that this Agreement does not grant Investor any ownership interest in the Company, membership interest, shareholder rights, voting rights, governance rights, management authority, fiduciary rights, operational control rights, rights to Company intellectual property or assets, or authority to participate in management decisions.

Investor is solely a passive contractual participant entitled only to the rights expressly stated in this Agreement.

## 4. CHANGE OF CONTROL

Upon the occurrence of a Change of Control, the Company shall pay Investor an amount equal to the remaining unpaid portion of Investor’s Maximum Repayment Amount, reduced by all aggregate payments previously made to Investor under this Agreement.

Under no circumstances shall Investor receive aggregate payments exceeding the Maximum Repayment Amount.

Following such payment, all participation rights under this Agreement shall immediately terminate.

## 5. FINANCIAL RECORDS AND AUDIT RIGHTS

5.1 Records

The Company shall maintain commercially reasonable financial records sufficient to calculate distributions payable under this Agreement.

5.2 Audit Rights

Investor may review Company financial records relating to the calculation of distributions no more than once per calendar year upon reasonable prior written notice and during normal business hours.

Any such review shall be conducted in a manner reasonably designed to avoid disruption of Company operations.

Investor shall bear all costs of any such review unless an underpayment exceeding five percent (5%) is identified, in which case the Company shall reimburse Investor for reasonable audit expenses.

## 6. CASH FLOW AND OPERATIONAL PROTECTIONS

Notwithstanding anything to the contrary in this Agreement, the Company may defer a quarterly distribution only if: (i) making the distribution would cause the Company to be unable to pay its debts as they become due in the ordinary course of business; (ii) making the distribution would cause a default under any material credit agreement or loan facility; or (iii) making the distribution

would reduce the Company's available cash below a reasonable minimum operating threshold equal to the equivalent of sixty (60) days of average operating expenses calculated over the preceding four (4) quarters. Any deferred distribution shall not be forgiven or reduced, but shall be carried forward and paid in the immediately following quarter or quarters in which the applicable deferral conditions no longer exist, in addition to the regular quarterly distribution for such period. The Company may not defer a distribution for more than two (2) consecutive quarters; if, notwithstanding this limit, a distribution remains deferred for more than two (2) consecutive quarters, the Company shall present Investor with a written remediation plan. If the Company defers any distribution, it shall provide Investor with written notice no later than fifteen (15) days after the end of the applicable quarter, specifying the grounds for the deferral and the estimated timeline for payment.

## 7. NO GUARANTEED RETURNS

Investor acknowledges and agrees that this Agreement does not constitute a loan, no guaranteed return or interest rate exists, distributions are speculative and contingent upon profitability, Investor may receive less than anticipated returns, and the Business may never generate distributable profits.

## 8. ASSIGNMENT

Neither party may assign this Agreement without prior written consent of the other party, except that the Company may assign this Agreement in connection with a merger, acquisition, restructuring, or Change of Control transaction.

## 9. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

Any legal proceeding arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Hillsborough County, Florida.

## 10. ENTIRE AGREEMENT

This Agreement constitutes the complete agreement between the parties and supersedes all prior negotiations, representations, or understandings regarding the subject matter of this Agreement.

## 11. AMENDMENTS

This Agreement may only be amended by written agreement signed by both parties.

## 12. SEVERABILITY

If any provision of this Agreement is determined to be unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.

**13. ELECTRONIC SIGNATURES**

Electronic signatures and electronically transmitted counterparts shall be deemed valid and enforceable for all purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

COMPANY:

AMERICAN FREAK LIBATIONS, LLC d/b/a CARNIVAL DOGS BREWING CO.

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Date: [EFFECTIVE DATE]

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Date: [EFFECTIVE DATE]